UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 24, 2025

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CEO Transition

On November 24, 2025, Dhruv Shringi resigned as Chief Executive Officer of Yatra Online Limited (“Yatra India”), a wholly-owned subsidiary of Yatra Online, Inc. (the “Company”), and the Company (the “Resignation”). The Resignation was due to personal reasons and did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. In connection with the Resignation, Mr. Shringi entered into a mutual release and settlement agreement with the Company (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Mr. Shringi will serve as the Chairman of the Board of Directors of Yatra India and will continue as a whole-time director of Yatra India and a director of the Company.

Siddhartha Gupta was appointed as the Group Chief Executive Officer of Yatra India, effective as of November 25, 2025 (“Effective Date”) and the Company, effective as of November 24, 2025. Pursuant to Mr. Gupta’s employment agreement with Yatra India, dated as of November 25, 2025 (the “Employment Agreement”), he is entitled to a base salary of INR 44,300,000 per annum. Mr. Gupta is entitled to receive a one-time joining bonus of INR 17,720,000/-, conditional upon him remaining continuously employed by Yatra India for a period of 12 months from the Effective Date. He is further entitled to participate in or receive benefits under Yatra India’s employee benefit plans in effect from time to time, subject to the terms of such plans. Mr. Gupta is eligible to receive incentive compensation as determined in the sole discretion of the Yatra India Board of Directors (“Board”) or its Nomination and Remuneration Committee (“NRC Committee”) from time to time. Subject to applicable laws and requisite approvals, including shareholders’ approval, Mr. Gupta’s initial target incentive compensation will be INR 22,100,000 and payable based on the achievement of performance objectives determined by the Board and/or the NRC Committee in their sole discretion. As material inducement to entering into the Employment Agreement, Mr. Gupta will be entitled to a grant of 1,870,000 restricted stock units of the Company which will vest in substantially equal annual installments over four years from the vesting commencement date, subject to his continued employment with Yatra India through the applicable vesting dates.

Pursuant to the Employment Agreement, Mr. Gupta and Yatra India are each obligated to provide the other party with written notice to terminate the employment relationship. If Mr. Gupta’s employment is terminated by Yatra India without Cause (as defined in the Employment Agreement), or Mr. Gupta terminates his employment for Good Reason (as defined in the Employment Agreement), in each case outside of within the one-year period immediately following a Change in Control (as defined in the Employment Agreement) (“Change in Control Period”), he will be entitled to receive payments of (i) earned base salary, unpaid expense reimbursements, unused and accrued vacation, any vested benefits and any other statutory and contractual termination payouts (collectively, the “Accrued Obligations”) and (ii) an amount equal to six months of his then current base salary. If, during the Change in Control Period, Mr. Gupta’s employment is terminated by Yatra India without Cause or he terminates his employment for Good Reason, and in each case the date of termination occurs within the Change in Control Period, in addition to the Accrued Obligations and, subject to the satisfaction of and compliance with the certain severance conditions, including a general release of claims in favor of Yatra India, its affiliates and related persons and entities, Yatra India is required to pay Mr. Gupta a lump sum in cash in an amount equal to six months of his then-current base salary and 100% of any equity incentive award that is unvested, outstanding and held by him as of the date of termination will accelerate and become vested. The Employment Agreement contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions.

On October 14, 2025, the Company entered into a Consulting Agreement with Mr. Gupta, pursuant to which Mr. Gupta provided consulting services to the Company and its affiliates on a non-exclusive basis as an independent contractor. The agreement commenced retroactively effective as of June 1, 2025 and continued until his appointment as the Company’s Chief Executive Officer. As compensation for the services rendered under the agreement, he received a total cash compensation of $50,000 and reimbursements for actual out-of-pocket and reasonably documented expenses, including for travel, meals and entertainment, incurred by him in connection with the performance of his duties in accordance with the Company’s policies for similarly situated executive officers. Mr. Shringi will be entitled to receive remuneration of INR 15,000,000 per year during his tenure as whole-time director of Yatra India. In addition, Mr. Shringi was granted 100,000 restricted stock units of the Company that vested immediately and certain of his outstanding restricted stock units and performance share awards vested upon the Resignation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: November 25, 2025	By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Group Chief Executive Officer

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